Filed pursuant to Rule 433
Dated August 4, 2016

Registration No. 333-212514

MEDLEY LLC

$25,000,000
6.875% Senior Notes due August 15, 2026

Term Sheet

Issuer:	Medley LLC
Security description:	6.875% Senior Notes due 2026 (the “Notes”)
Type of offering:	SEC Registered
Principal amount:	$25,000,000
Over-allotment option:	$3,750,000
Maturity:	August 15, 2026
Coupon:	6.875%
Interest payment dates:	February 15, May 15, August 15 and November 15, beginning November 15, 2016
Regular record dates:	February 1, May 1, August 1 and November 1
Redemption:	Redeemable at par on or after August 15, 2019
Trade date:	August 4, 2016
Settlement:	T+3; August 9, 2016
Offering price:	$25 per Note
Sales commissions:	$0.7875 per Note
Price to issuer:	$24.2125 per Note
Proceeds, before expenses:	$24,212,500
CUSIP / ISIN:	58503Y 105/ US58503Y1055
Ratings:	Not rated
Proposed listing:	Intend to apply to list on the New York Stock Exchange, Inc.; if approved for listing, trading is expected to begin within 30 days of issuance under the trading symbol “MDLX”
Joint Book-Running Managers:	Incapital LLC
FBR Capital Markets & Co.
JonesTrading Institutional Services LLC Ladenburg Thalmann & Co. Inc.

Co-Manager:	Compass Point Research & Trading, LLC
Trustee:	U.S. Bank National Association

The Issuer has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any purchasing agent or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by emailing Incapital LLC at prospectus_requests@incapital.com.